<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER, 2006

<u>Logan Resources Ltd. (File #000-50737)</u>
(Translation of registrant's name into English)

<u>1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1</u>
(Address of principal executive offices)

<u>Attachments:</u>

1. News Release dated November 2, 2006- Logan Resources Provides Clarification on Carswell Uranium Project
2. News Release dated November 14, 2006- Copper Anomaly At Logan Resources' Shell Creek Property Expanded
3. News Release dated November 20, 2006- Logan Resources Identifies Additional Targets At Cheyenne Gold Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Logan Resources Ltd.</u>
(Registrant)

Date: <u>December 12, 2006</u>   By: *<u>/s/ Seamus Young</u>*
                                        Name
                                    Its:<u> President/Director</u>
                                        (Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Thursday November 2, 2006

LOGAN RESOURCES PROVIDES CLARIFICATION ON CARSWELL URANIUM PROJECT

Vancouver - November 2, 2006 – Logan Resources Ltd. (TSX-V:LGR) provides clarification regarding its Carswell uranium project in the Athabasca Basin. ESO Uranium Corp. (ESO) has been actively exploring the property to earn a 50% interest in the claims. Logan refers to its claims as the Carswell project. ESO identifies them as the Gorilla Lake project.

Earlier this year ESO, acting as operator, intersected uranium on Logan's claims in two of eight holes with grades up to 0.823% (see Logan news release – May 10, 2006). The mineralization that has been reported is located in the same geological units as the Cluff Lake deposit. The two claims covering 18,661 acres (7,552 hectares) are located on the Carswell Dome, otherwise known as the Cluff Structure.

"The results from the preliminary drill program were very encouraging and warrant follow up. Logan eagerly anticipates receiving all the geophysical and geological data from ESO so that it can move towards a proposed joint venture agreement," said Seamus Young, President and CEO.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

The Company will be exhibiting at the New Orleans Investment Conference November 15-19, 2006 at the Marriott Hotel, 555 Canal Street, New Orleans in Booth Number 1009.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. It has seven Canadian mineral projects in its portfolio with discovery potential. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young
President and CEO

For Further Information Please Contact:
Seamus Young, President & CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223

Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA):LGREF

<u>Tuesday November 14, 2006</u>

COPPER ANOMALY AT LOGAN RESOURCES' SHELL CREEK EXPANDED

Vancouver, November 14, 2006 – Logan Resources Ltd (TSXV-LGR) today announced that the results of the detailed soil geochemical survey over the northeastern end of the Shell Creek property have been analyzed. The area of anomalous copper in soils has been expanded to cover 13.4 km by 1.8 kilometers. Shell Creek represents one of the largest IOCG (iron oxide-copper-gold) bulk copper targets discovered to date in the Yukon.

A surface geochemical survey consisting of 2,260 samples was completed in the 2006 field season. The assay results have confirmed and enlarged the copper soil anomalies over the property. Several large zones of anomalous copper greater than 200 ppm, well above the regional threshold in this geological region of the Yukon, will be targeted for diamond drilling in the 2007 field season. Values up to 620 ppm Cu were realized with the program. Additionally, gold in outcrop assayed 3.4 g/t gold and was coincident with the higher copper geochemical results. Gold values up to 9.3 g/t were previously reported. Please visit www.loganresources.ca to view the maps.

The Shell Creek geological setting is situated on the largest gravity anomaly in the Yukon and is associated with a coincident magnetic anomaly. The property is situated in proximity of the Tintina Fault, a major structure, which is associated with several major mineral deposits.

In addition, the results from the three holes drilled that targeted an induced polarization target this summer have been received. As expected, no significant values were returned, as the holes did not reach the intended target depths of 400-600 meters as previously reported September 5, 2006. The deepest hole drilled reached 176.26 meters. A two-meter sample assaying 1 g/t Au was intersected at the overburden-bedrock Hole SCK-06-01**.** The Company intends to return to Shell Creek camp in early spring with a different drill that can penetrate the targeted depth in order to continue its evaluation of the property. Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

The Company will be exhibiting at the New Orleans Investment Conference November 15-19, 2006 at the Marriott Hotel, 555 Canal Street, New Orleans in Booth Number 1009.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. It has seven Canadian mineral projects in its portfolio with discovery potential. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.
ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young

President and CEO

For Further Information Please Contact:
Seamus Young, President & CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Monday November 20, 2006

LOGAN RESOURCES IDENTIFIES ADDITIONAL TARGETS AT
CHEYENNE GOLD PROJECT

Vancouver, November 20, 2006 – Logan Resources Ltd. (TSXV:LGR) today announced it has analyzed the results from the geophysical surveys, geological mapping and sampling program conducted at its Cheyenne gold project this summer. Additional targets have been identified and developed which have added to the growing list to be diamond drill tested. The emerging geological picture of this project is very engaging and provides a footprint of the gold rich geological structure.

Logan's geologists confirmed gold in grab samples from outcrop at a number of the historic gold showings. A sample from the AJ vein assayed 77.7 g/t gold, a sample from the JC vein assayed 8.40 g/t gold and samples from the Golden Wall which were previously reported August 2, 2006 assayed up to 5.04 g/t gold. In addition, the geophysics program at Cheyenne and the surrounding claims in the Antimony Mountain area, included the evaluation of previously identified airborne geophysical anomalies as well as a detailed ground VLF EM survey specifically over the priority Golden Wall target. The 2006 exploration program helped to tie the existing and new exploration data together and provide a more comprehensive regional picture of the entire property. New maps are available at www.loganresources.ca under Properties/Cheyenne/Maps & Diagrams.

The Cheyenne gold project includes seven known gold showings. Logan has the distinct advantage of being the first operator to own an extensive package of claims covering all of the seven showings. All of the known mineralization appears to be related to hydrothermal fluids from the Antimony Mountain intrusion (Tombstone Intrusive type). The project covers 364 claims over 7,430 hectares and is located just 2 km off the Dempster Highway, approximately 65 km from Dawson City, Yukon.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for this property.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. It has seven Canadian mineral projects in its portfolio with discovery potential. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young

President and CEO

For Further Information Please Contact:
Seamus Young, President & CEO
syoung@loganresources.ca
T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
mhibbitts@loganresources.ca
T: 604-689-0299 x.228